UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                 Amendment No.2


                           BIOVEST INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09069L102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822  shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:
SHARES
BENEFICIALL       0 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         6    SHARED VOTING POWER:
REPORTING
PERSON            10,826,822 shares of Common Stock.*
             -------------------------------------------------------------------
             7    SOLE DISPOSITIVE POWER:

                  0 shares of Common Stock.*
             -------------------------------------------------------------------
             8    SHARED DISPOSITIVE POWER:

                  10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:
SHARES
BENEFICIALLY      0 shares of Common Stock.*
OWNED        -------------------------------------------------------------------
BY REACH     6    SHARED VOTING POWER:
REPORTING
PERSON            10,826,822 shares of Common Stock.*
             -------------------------------------------------------------------
              7   SOLE DISPOSITIVE POWER:

                  0 shares of Common Stock.*
             -------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER:

                  10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  10,826,822 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,826,822 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 09069L102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  10,826,822 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,826,822 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

-------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 09069L102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 10,826,822 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       10,826,822 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,826,822 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

Item 1(a). Name of Issuer:  Biovest International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           324 S. Hyde Park Avenue, Suite 350, Tampa, Florida 33606

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

           This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master
           Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of Psource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I Ltd. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV I, Ltd. and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Joint Official Liquidators, Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence:
           c/o Laurus Capital Management, LLC
           335 Madison Avenue, 10th Floor,
           New York, NY 10017

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 09069L102

Item 3.    Not Applicable

Item 4.    Ownership:

         (a) Amount Beneficially Owned: 10,826,822 shares of Common Stock*

         (b) Percent of Class: 9.99%*


         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 10,826,822 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        10,826,822 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 97,549,783 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of December 31, 2009, as disclosed by the Company to the Investors on February 11, 2010. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource and Valens U.S., the "Investors") collectively held (i) warrants (the "March 2006 Warrants") to acquire 13,371,359 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) warrants (the "September 2006 Warrants") to acquire 3,600,000 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, (iii) warrants (the "October 2006 Warrants") to acquire 10,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iv) warrants (the "September 2008 Warrants") to acquire 1,015,625 Shares at an exercise price of $0.40 per Share, subject to certain adjustments, and (v) a secured convertible debenture (the "September 2008 Debenture") in the outstanding principal amount of $650,000, which is convertible into Shares at a conversion price of $0.32 per Share, subject to certain adjustments. The March 2006 Warrants, the September 2006 Warrants and the October 2006 Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The September 2008 Warrants and the September 2008 Debenture contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation and the 9.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument)and in the case of the September 2008 Warrants and the September 2008 Debenture notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV I reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12,, 2010
                                       ----------------------------------
                                       Date

                                       LAURUS MASTER FUND, LTD. (IN
                                       LIQUIDATION)

                                       /s/ Russell Smith

                                       -----------------------------------------
                                       Russell Smith
                                       Joint Official Liquidator (for the
                                       account of Laurus Master Fund, Ltd.
                                       and with no personal liability)

                                       February 12, 2010

                                   APPENDIX A

A. Name:                     PSource Structured Debt Limited,
                             a closed ended company incorporated with limited liability in Guernsey

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Guernsey

B. Name:                     Laurus Capital Management, LLC,
                             a Delaware limited liability company

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Delaware

C. Name:                     Valens U.S. SPV I, LLC,
                             a Delaware limited liability company

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Delaware

D. Name:                     Valens Offshore SPV I, Ltd.,
                             a Cayman Islands limited company

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Cayman Islands

E. Name:                     Valens Capital Management, LLC,
                             a Delaware limited liability company

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Place of Organization:    Delaware

F. Name:                     Eugene Grin

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Principal Occupation:     Principal of Valens Capital Management, LLC

                             Principal of Laurus Capital Management, LLC
   Citizenship:              United States

G. Name:                     David Grin

   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Principal Occupation:     Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

   Citizenship:              United States and Israel

H. Name:                     Chris Johnson

   Business Address:         Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

   Principal Occupation:     Managing Director, Johnson Smith Associates Ltd.

   Citizenship:              Cayman Islands

I. Name:                     Russell Smith

   Business Address:         Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104
   Principal Occupation:     Director, Johnson Smith Associates Ltd.

   Citizenship:              Cayman Islands

Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By: Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 12, 2010

Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal
    February _, 2010

/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010

/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010

/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 12, 2010

/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010